

March 8, 2025

Timothy A. Adams
Chief Financial Officer
Worthington Steel, Inc.
100 W. Old Wilson Bridge Road
Columbus, Ohio 43085

> **Re: Worthington Steel, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2024**
> **Filed August 2, 2024**
> **File No. 001-41830**

Dear Timothy A. Adams:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2024
Notes to Consolidated and Combined Financial Statements
Note A - Description of Business, The Separation, Agreements with the Former Parent and Separation Costs, and Basis of Presentation
Organizational Structure and Operating Segment, page 52

1.   We note your disclosure that your operations are organized as a single component or operating segment and your reporting units, which are one level below the single operating segment, consist of: (1) Flat Rolled Steel Processing; (2) Electrical Steel; and (3) Laser Welding. Please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your single reportable segment. Please also revise to disclose factors used to identify your reportable segment, including the basis of organization and whether operating segments have been aggregated. Refer to ASC 280-10-50-21.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing